Exhibit 1

Contacts:
Mario Crovetto	Nick Laudico/Elizabeth Scott
Chief Financial Officer	The Ruth Group
Eurand N.V.	646-536-7030/7014
+39 02 95428 521	nlaudico@theruthgroup.com
mario.crovetto@eurand.com	escott@theruthgroup.com
Eurand Reports Fourth Quarter and Year-end 2007 Key Achievements and Financial Results
Highlights:
•	Completed New Drug Application (NDA) submission for Zentase™ (EUR-1008); accepted by Food and Drug Administration (FDA) and granted priority review

•	Acquired the SourceCF family of companies which focus on serving the needs of cystic fibrosis patients

•	Amrix® (cyclobenzaprine HCl), the only FDA approved once-daily skeletal muscle relaxant developed by Eurand, launched by Cephalon in the United States

•	NDA filed by GlaxoSmithKline (GSK) for EUR-1048, a co-development product with an undisclosed compound

•	Fourth quarter 2007 revenues increased 15 percent year-over-year at constant currency to EUR 21.2 million ($30.9 million)

•	Full year 2007 revenues increased by 7 percent year-over-year at constant currency to EUR 84.8 million ($123.9 million)
Amsterdam – March 6, 2008 – Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today announced key achievements and financial results for the fourth quarter and full year ended December 31, 2007.
The Company disclosed recent business and clinical developments related to its preparations for the commercial launch of its lead proprietary product candidate, Zentase™ (EUR-1008), currently being developed for the treatment of exocrine pancreatic insufficiency (EPI). Eurand also provided an update on Amrix® (cyclobenzaprine HCl), the only once-daily skeletal muscle relaxant which Eurand developed that is currently marketed in the U.S. by Cephalon, Inc., as well as updates related to the Company’s most advanced product candidates, both partnered and proprietary.
Gearóid Faherty, Chief Executive Officer of Eurand, commented, “2007 was a very successful year for Eurand and many important milestones were met including our initial public offering in May and the completion of several clinical studies on many of our most important development projects. This success continued in the fourth quarter. Most importantly, we completed our NDA submission for Zentase in December, which included the results of a bioavailability study that we completed earlier in the quarter, and the NDA was recently granted priority review by the FDA. In December 2007, we acquired the SourceCF family of companies. The acquisition of SourceCF was an important, strategic step in expanding our product offering to the U.S. cystic fibrosis community as well as accelerating the build out of our sales and marketing infrastructure for Zentase.”

Mr. Faherty continued, “The fourth quarter also included the launch of Amrix by our marketing partner Cephalon. Amrix is the only FDA approved once-daily skeletal muscle relaxant in the United States market. We developed Amrix using our Diffucaps® technology, and we are very encouraged by initial U.S. sales of the product. We also announced in December that GlaxoSmithKline (GSK) filed an NDA for EUR-1048, the product we are co-developing with them. GSK has stated it anticipates launching the product in late 2008. Lastly, our base business showed very solid growth in the fourth quarter and we are very pleased by the level of interest we are receiving from leading pharmaceutical companies who are interested in working with us to co-develop new formulations of their existing and development stage compounds. In 2007, we signed a total of six co-development agreements.”
PRODUCT DEVELOPMENT PIPELINE UPDATES:
EUR-1008 – Zentase™
•	On December 20, 2007, Eurand announced the completion of its NDA submission to the FDA for Zentase, its lead product candidate intended for the treatment of EPI. Included in the NDA were the results from a gastrointestinal (GI) bioavailability study of Zentase that was completed in November 2007. The Company recently announced in February 2008 that its NDA had been accepted and was granted priority review from the FDA. The typical review period for NDAs under priority review status is six months versus the standard ten-month review period. Eurand initiated its rolling NDA submission in June 2007 and was granted fast-track designation by the FDA.
EUR-1002 – Amrix® (cyclobenzaprine HCl)
•	Cephalon launched Amrix in the U.S. in November 2007. Amrix is the only FDA approved once-daily formulation of the skeletal muscle relaxant, cyclobenzaprine hydrochloride, on the U.S. market. Amrix is approved for the relief of muscle spasm associated with acute, painful musculoskeletal conditions. The extended-release formulation was developed by Eurand using its propriety Diffucaps® technology. Currently marketed skeletal muscle relaxant products are typically dosed multiple times a day and have varying degrees of somnolence. Amrix not only provides the benefit of once-daily dosing, but it also has a lower incidence of somnolence compared to immediate release cyclobenzaprine. Eurand, as the developer, licensor and exclusive manufacturer of the product, is working with Cephalon to support the commercialization of the product in the U.S. Among other things, Eurand will receive royalty payments and manufacturing revenue from Cephalon on Amrix sales.
EUR-1048 — Co-Development Product with GSK
•	In the fourth quarter of 2007, GSK filed an NDA for EUR-1048, a fast-dissolve formulation of an undisclosed GSK compound that Eurand formulated using the Company’s Microcap™ taste masking and AdvaTab® orally disintegrating tablet technologies. GSK has stated that it anticipates launching the product in late 2008, if approved. Eurand announced in September 2007 that it received a $1.5 million milestone payment from GSK following the successful completion of a pivotal bioequivalence study. Pursuant to its agreement with GSK, the Company could potentially receive milestone payments totaling up to $42 million (including those that have already been received by the Company). Under the agreement, Eurand is entitled to manufacture the product for GSK and receive royalty and manufacturing revenues.

EUR-1025 – Once-a-Day Ondansetron
•	On February 26, 2008, Eurand reported positive results of a pilot pharmacokinetic study of EUR-1025, the Company’s proprietary once-a-day (QD) oral formulation of ondansetron hydrochloride. Ondansetron hydrochloride is marketed under the brand name Zofran® by GSK for the treatment and prevention of chemotherapy-induced nausea and vomiting. Current formulations of ondansetron are administered multiple times per day. Eurand’s once-a-day formulation, developed using its proprietary Diffucaps® technology, has the potential to offer patients significant advantages. The Company plans to discuss the further development of this product with the FDA and anticipates commencing pivotal studies if required later this year.
Eurand has more than 10 other product candidates in various earlier stages of development, both on a proprietary basis and for co-development partners.
Eurand signed six co-development agreements in 2007 and is in discussions with a number of other pharmaceutical companies for the development of products using Eurand’s drug formulation technologies.
RECENT CORPORATE DEVELOPMENTS:
On December 3, 2007, Eurand Pharmaceuticals, Inc. acquired the SourceCF family of companies (“SourceCF”) for $6.6 million in cash. As previously announced, the sellers also have the potential to receive up to an additional $3 million in deferred and milestone payments from Eurand after 24 months following the date of the acquisition. SourceCF generated revenues of approximately $5 million in 2007, versus $4 million in 2006. Eurand expects the acquisition to be accretive to net income in 2008.
The acquisition of the SourceCF family of companies, which focus on serving the needs of cystic fibrosis (CF) patients, physicians and care givers, provided Eurand with a U.S. based specialty CF sales force of highly-experienced sales and sales support professionals, as well as the SourceCF product portfolio, including a range of vitamins and the eFlow® electronic nebulizer. Eurand plans to provide the vitamin line to CF patients as part of a tailored disease management program. The eFlow® electronic nebulizer offers CF patients significantly reduced treatment times, addressing a critical need within CF care. This acquisition not only expanded the Company’s product offering to the U.S. cystic fibrosis community, it served to accelerate the build out of its sales and marketing infrastructure for Zentase.
FOURTH QUARTER AND YEAR-END 2007 FINANCIAL RESULTS:
Total revenues were EUR84.8 million ($123.9 million) for the year ended December 31, 2007, representing an increase of approximately 7 percent at constant currency rates compared to 2006.  Product sales were EUR71.1 million ($103.8 million), representing an increase of 6 percent at constant currency compared to 2006. Royalties were EUR4.4 million ($6.4 million), representing an increase of 21 percent at constant currency compared to the same period in 2006.  Development fees were EUR9.4 million ($13.7 million), representing an increase of 10 percent at constant currency compared to 2006.
Research and development expenses were EUR17.1 million ($25.0 million) for the year ended December 31, 2007, representing an increase of 8 percent at constant currency rates compared to 2006. Selling, general and administrative (SG&A) expenses were EUR21.5 million ($31.4 million), representing an increase of 52 percent at constant currency compared to 2006. This increase was primarily due to increased head count and other costs associated with the build-out of the sales and marketing infrastructure for Zentase, the costs of public company compliance and other legal costs.

Operating income was a loss of EUR4.1 million ($6.0 million) for the year ended December 31, 2007, compared to a profit of EUR3.8 million ($5.6 million) for 2006. The lower operating profit was primarily due to increased SG&A spending.
Financial expenses were EUR1.4 million ($2.1 million) for the year ended December 31, 2007, compared to EUR7.2 million ($10.6 million) for 2006. The reduction in financial costs was mainly due to the repayment of debt with proceeds from the Company’s May 2007 IPO.
Net loss was EUR6.7 million (EUR(0.15) per share on a pro forma basis) for the twelve months ended December 31, 2007, compared to a loss of EUR5.0 million (EUR(0.14) per share on a pro forma basis) for the same period in 2006.
For the three months ended December 31, 2007, total revenues were EUR21.2 million ($30.9 million), representing an increase of approximately 15 percent at constant currency rates compared to the same period in 2006. For the same period, the Company reported net loss of EUR5.1 million (EUR(0.12) per share on a pro forma basis) compared to a loss of EUR2.0 million (EUR(0.06) per share on a pro forma basis) for the same period in 2006.
The Company’s financial position at December 31, 2007 included EUR12.5 million ($18.3 million) of cash.
Attached to this earnings press release are three tables:
1.	Selected consolidated statements of operations for the three months ended December 31, 2007 compared to the same period in 2006

2.	Selected consolidated statements of operations for the twelve months ended December 31, 2007 compared to the same period in 2006

3.	Selected balance sheet data
This press release contains translations of euros into U.S. dollars at a convenience rate of 1.4603 U.S. dollars per euro, the noon buying rate at the Federal Reserve Bank of New York on December 31, 2007.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the twelve months ended December 31, 2007 as they were in the same period 2006. As a guide, average exchange rates were EUR1=1.371/$ in the year to December 31, 2007, and EUR1=1.256/$ in the year to December 31, 2006.
Conference Call Information
The Company will host a conference call on Thursday, March 6, 2008 at 8:30 AM Eastern Time, 2:30 PM Central Europe Time covering these fourth quarter and full year 2007 financial results.
To participate in the conference call, US Participants dial 1-877-407-0789, International Participants dial +1-201-689-8563. A replay of the call will be available until April 6, 2008. To participate in the replay of the call, US Participants dial 1-877-660-6853, International Participants dial +1-201-612-7415. The Account Number is: 3055, Conference ID Number: 273064.
A live web cast of the call will also be available from the Investor Relations section on the corporate web site at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until April 6, 2008.

About Eurand
Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies.  Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners.  Eurand has completed two phase III clinical trials on its lead product candidate, Zentase, intended for the treatment of Exocrine Pancreatic Insufficiency and has submitted its NDA for this product.  Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.
Eurand is a global company with facilities in the USA and Europe.  For more information, visit Eurand’s website at www.eurand.com.
Statements included in this press release, and oral statements made with respect to information contained in this press release, may constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to, plans for an NDA filing or other regulatory filings by us or our collaboration partners, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities.  The words “potentially”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.  Factors that could affect actual results include risks associated with the possibility that the FDA refuses to approve an NDA relating to one or more of our product candidates; the outcome of any discussions with the FDA; and unexpected delays in preparation of materials for submission to the FDA as a part of an NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

Selected Consolidated Statement of Operations Data

	Three months ended December 31,
	2007		2007	2006	% Change
					At	At
					current	constant
	$’000(a)		euro’000	euro’000	currency	currency
Product sales	25,831		17,689	16,626	+6%	+11%
Royalty income	2,142		1,467	942	+56%	+71%
Development fees	2,925		2,003	1,929	+4%	+16%

Total revenues	30,898		21,159	19,497	+9%	+15%
Cost of goods sold	(20,288)		(13,893)	(11,236)	+24%	+29%
R & D expenses	(7,419)		(5,080)	(4,105)	+24%	+27%
S,G & A expenses	(9,920)		(6,793)	(4,242)	+60%	+70%
Amortization of intangibles	(365)		(250)	(181)	+38%	+40%
Other income and deductions	(136)		(93)	74	n/a	n/a

Operating loss	(7,228)		(4,950)	(193)	n/a	n/a

Financial income (expense)	66		45	(1,478)	n/a	n/a

Loss before taxes	(7,163)		(4,905)	(1,671)	n/a	n/a

Income taxes	(229)		(157)	(346)	-55%	-55%

Net loss	(7,392)		(5,062)	(2,017)	n/a	n/a

Basic and diluted net loss per share	$(0.17)		Euro (0.12)	Euro (0.86)

Weighted average number of shares	43,921,218		43,921,218	2,339,686

Pro forma basic and diluted net loss per share	$(0.17	)(b)	Euro (0.12) (b)	Euro (0.06) (c)

Pro forma weighted average number of shares	43,921,218	(b)	43,921,218 (b)	35,511,576 (c)

(a)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4603, the noon buying rate at the Federal Reserve Bank of New York on December 31, 2007.

(b)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares and the issuance of 7,000,000 ordinary shares, as if these had occurred on January 1, 2007 rather than at the IPO date.

(c)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares, as if this had occurred on January 1, 2006 and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on November 30, 2006.

Selected Consolidated Statement of Operations Data

	Twelve months ended December 31,
	2007		2007	2006	% Change
					At	At
					current	constant
	$’000(a)		euro’000	euro’000	currency	currency
Product sales	103,792		71,076	69,771	+2%	+6%
Royalty income	6,386		4,373	3,896	+12%	+21%
Development fees	13,686		9,372	9,182	+2%	+10%

Total revenues	123,864		84,821	82,849	+2%	+7%
Cost of goods sold	(72,196)		(49,439)	(47,558)	+4%	+7%
R & D expenses	(24,986)		(17,110)	(16,287)	+5%	+8%
S,G & A expenses	(31,391)		(21,497)	(14,786)	+45%	+52%
Amortization of intangibles	(1,151)		(788)	(727)	+8%	+9%
Other income and deductions	(136)		(93)	354	n/a	n/a

Operating (loss) profit	(5,996)		(4,106)	3,845	n/a	n/a

Financial expense	(2,085)		(1,428)	(7,249)	-80%	-79%

Loss before taxes	(8,081)		(5,534)	(3,404)	n/a	n/a

Income taxes	(1,665)		(1,140)	(1,593)	-28%	-27%

Net loss	(9,746)		(6,674)	(4,997)	n/a	n/a

Basic and diluted net loss per share	$(0.34)		Euro (0.24)	Euro (2.19)

Weighted average number of shares	28,367,118		28,367,118	2,278,147

Pro forma basic and diluted net loss per share	$(0.22	)(b)	Euro (0.15)(b)	Euro (0.14)(c)

Pro forma weighted average number of shares	43,836,736	(b)	43,836,736 (b)	34,938,480 (c)

(a)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4603, the noon buying rate at the Federal Reserve Bank of New York on December 31, 2007.

(b)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares and the issuance of 7,000,000 ordinary shares, as if these had occurred on January 1, 2007 rather than at the IPO date.

(c)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares, as if this had occurred on January 1, 2006 and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on November 30, 2006.

Selected Consolidated Balance Sheet Data

	December 31,
	2007	2007	2006
	$’000 (1)	euro’000	euro’000
Cash and cash equivalents	18,314	12,541	5,810
Total debt	2,265	1,551	63,144
Series A redeemable preference shares	—	—	26,844
Series C redeemable preference shares	—	—	23,000
Total shareholders’ equity (deficit)	118,382	81,067	(37,111)

(1)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4603, the noon buying rate at the Federal Reserve Bank of New York on December, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: March 6, 2008

EURAND N.V.
(Registrant)

By:	/s/ Manya S. Deehr

Manya S. Deehr
Chief Legal Officer and Secretary